

July 12, 2012

Via E-Mail
Mr. Timothy R. Horne
Chief Financial Officer
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

> **Re:** **Dover Motorsports, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-11929**

Dear Mr. Horne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 7

General Market and Economic Conditions, page 8

1. In future filings, please update your risk factors section as appropriate and describe specifically how your results of operations are affected and may be affected in the future because of the economic downturn and decreased consumer spending. We note in this regard your disclosure in the first two paragraphs of your results of operations discussion on page 14.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Property and Equipment, page 20

2. We note from your disclosure that generally fair value is determined using valuation techniques such as the comparable sales approach and that historically the impairment assessment for track facilities has also considered the cost approach valuation technique, which gives specific consideration to the value of the track land plus the contributory value to the improvements. We also note the primary economic assumptions used in the valuation techniques include: (i) land value which is estimated by comparable transactions; and (ii) that the highest and best use for the facilities is potential real estate development and that changes to these assumptions can have a significant effect on the outcome of future impairment tests and as a result, future valuations could differ significantly from current estimates. In this regard, we believe you should expand your Critical Accounting Policies section to include a discussion of how you arrived at the estimate, how accurate the estimates/assumptions have been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In making disclosures under FR-72, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise your disclosure accordingly.

Note 8. Income Taxes, page 42

3. Please revise your income tax footnote to include a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the annual reporting period presented and the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate pursuant to ASC 740-10-50-15A .

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief